

File No. 82-34719

Press Release from Securitas AB



February 10, 2005

Securitas Systems acquisition in Spain

Securitas Security Systems in Spain has acquired the operations of ESES (Empresa de Servicios Especializados de Seguridad, S.A) with nationwide installation and servicing of security systems in Spain. The company has forecasted sales of MEUR 8 (MSEK 73) in 2005. The operations have 130 employees and the enterprise value of the acquisition is MEUR 3 (MSEK 27). The service and monitoring contract portfolio accounts for 25 percent of total sales.

After the acquisition Securitas Security Systems in Spain will have annual sales of MEUR 74 (MSEK 672) and 700 employees in 30 branches throughout Spain.

The acquisition allows Security Systems to increase it's presence in different market segments and therefore enlarge the offer of specialized products and services for its customers.

Contact:

Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523
+44 (0) 7884 117192

The press release is also available on: www.securitasgroup.com

Notes to Editors:

Security Systems Spain is part of **Securitas' Security Systems Division,** which supplies custom-designed technical systems built on modern technology to customers with high security demands. Concepts include high security for banks, integrated alarm systems for large customers and alarm-to-response solutions for centralized chain customers. The division has operations in 12 European countries and in the USA with a market share in Europe of about 5 percent and 1 percent in the USA. The total annual sale for the division is approximately MSEK 5,600 and it has over 4,000 employees.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719


SECURITAS

Securitas is a world leader in security, active in more than 20 countries in Europe and the USA. Securitas employs over 200,000 people and the operations are organized in five specialized divisions; **Security Services USA** and **Security Services Europe** for guarding solutions, **Security Systems** for large alarm systems, **Direct** for professional and consumer alarm concepts and **Cash Handling Services** for cash transport, management and ATM services. Over the past 15 years, Securitas has grown to be the world's largest security company with a market share of 8 percent of the total world market. Securitas' annual sales are approximately MSEK 60,000.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70